EXHIBIT (a)(1)(F)

To All Microsemi Option holders Eligible to Participate in the Offer to Amend and Accelerate:

REMINDER - Whether or not you are electing to amend and accelerate any of your Eligible Unvested Options under the Stock Option Acceleration Program, the deadline to deliver your Acknowledgement and Election Form to Microsemi is September 15, 2005 at 5 o’clock p.m., U.S. Pacific Daylight Time.

A copy of the Acknowledgement and Election Form along with instructions for completing and delivering the form can be obtained by contacting Microsemi by E-mail at AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

Even if you are declining the Offer, you must still sign, date and return an Acknowledgement and Election Form (in such case writing “decline” as to your Eligible Unvested Options). You may also withdraw your Eligible Unvested Options from the Offer by delivering a written statement signed and dated by you stating your name and your intention to withdraw your Eligible Unvested Options from the Offer.

In every case, delivery is required to be made to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-877-881-2295, or if you cannot fax it, then by (2) delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service, before 5 o’clock p.m., U.S. Pacific Daylight Time on the Expiration Date.

If you or your advisors have questions regarding the mechanics of the Stock Option Acceleration Program, contact Microsemi by E-mail to AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202.